Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc.

Form S-4 File No.: 333-194781

Set forth below is an e-mail message and attachment that was made available to employees of Forest Laboratories, Inc. on June 12, 2014:

Please see the attached announcement from Bill Meury, EVP, Sales and Marketing, Forest.

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DATE:	June 12, 2014
TO:	All Actavis and Forest Employees
FROM:	Bill Meury, EVP, Sales and Marketing, Forest
RE:	Proposed Senior Leadership for North American Brand Sales and Marketing

In preparing for the close of the acquisition, I am pleased to announce the management team for the North American Brands business. The organization has been designed to manage a broad, diverse, and growing portfolio consisting of over 30 marketed products in seven therapeutic areas as well as a steady stream of new products in the future. Our aim is to have a best-in-class organization that is innovative, customer focused, and skilled at launch planning and execution in both specialty and primary care markets. Each member of the management team is committed to working together and with you to meet the needs of our customers and maximize the value of our product lines.

Sales

All sales teams, including primary care, specialty, institutional, and managed care, have been consolidated into one group. This was done to enable a unified approach to our most valuable customers. It was also done to create the scale and flexibility required for primary care products, while at the same time, preserve the focus needed for specialty. Jerry Lynch will lead the new combined organization as well as the sales administration and analytics, sales operations, sales training, and account management teams. Jerry will share specifics about the design and leadership for the new organization in the weeks ahead.

Marketing

Five distinct marketing groups with strategic planning, tactical implementation, and P&L responsibilities have been created and will be led by skilled and experienced executives. Will Kane will have responsibility for the internal medicine group, which consists of our CNS, cardiovascular, and respiratory product lines. Chuck Sabino will manage the entire GI portfolio. Herm Cukier will manage our extensive women’s health product line. Steve Closter will manage our urology, dermatology, and established brands portfolios, and Cristina Larkin will lead our growing anti-infective business.

Business Analytics & Operations

Business Analytics and Marketing Operations will consist of market research, commercial assessments, digital and consumer marketing, and marketing services. This new group will have both strategic and operational responsibilities, including evaluating new product opportunities and promotional strategies as well as working with the marketing teams to implement leading edge promotional techniques. Tom Nee will lead this important area.

Pricing and Access

The Vice President of Pricing and Access, who will be named later, will be responsible for pricing and discount strategies, contract analysis, and segment marketing.

Canada

Rob Tessarolo will have responsibility for our brand marketing and sales activities in Canada. The combined company will add to its already extensive product line with multiple product launches in the next several years.

Tim Callahan, who has been an invaluable part of the Actavis management team, has elected to leave to pursue other opportunities. Tim will continue on a transitional basis through September. We thank him for his contributions to Actavis and wish him the best in his future endeavors.

These appointments will take effect following completion of the acquisition. Additional organizational announcements will be made in the future. While we are announcing this structure today to facilitate integration planning, all employees of both companies will continue in their present roles until the close.

Business as Usual

With these announcements, we are providing clarity as to the initial organization of what will be a much larger and more complex global company. We will share more specifics about the leadership for individual teams or divisions in the next several weeks.

It is important to remember that until close, Actavis and Forest will continue to operate as separate companies, and competitors, focused on continuing to grow our respective businesses and deliver the financial results we have promised to our shareholders; continuing to deliver the highest quality products, with the best service to our customers; and continuing to focus on improving all that we do.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on May 2, 2014. Each of Actavis and Forest has mailed to its stockholders or shareholders the proxy statement/prospectus. In addition, each of Actavis and Forest has filed and will file with the SEC other documents with respect to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 28, 2014 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Forest acquisition, including future financial and operating results, Actavis’ or Forest’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Forest’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Forest acquisition; subsequent integration of the Forest acquisition and the ability to recognize the anticipated synergies and benefits of the Forest acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the Forest acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Forest’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Forest debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Forest’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Forest’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis plc’s Annual Report on form 10-K for the year ended December 31, 2013, Quarterly Report on form 10-Q for the quarter ended March 31, 2014 and Current Report on form 8-K filed on May 20, 2014 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Forest Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this release to reflect new information or future events or developments.